CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

T 360.980.8524 F 360.980.8549

September 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CytoDyn Inc.

Request to Withdraw Registration Statement on Form S-3

File No. 333-253843

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CytoDyn Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-253843), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on March 3, 2021.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Miller Nash LLP, by calling Mary Ann Frantz at (503) 880-0278.

Very truly yours,

CytoDyn Inc.

By:	/s/ Antonio Migliarese
Name:	Antonio Migliarese
Title:	Chief Financial Officer

cc: Mary Ann Frantz, Miller Nash LLP